SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

_________________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A6	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A6	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

__________________

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A6

This constitutes Amendment No. 6 (the “Amendment No. 6”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 6 is to report that representatives of the Reporting Person (the largest stockholder of the Company) met with Mr. Pallack, the proposed CEO of the Company and another proposed member of the Company’s new senior management team. At such meetings, Mr. Pallack generally discussed his vision for the Company and his relevant experience to help the Company realize potential opportunities and otherwise maximize shareholder value. As a result of such discussion, the Reporting Person no longer objects to Mr. Pallack’s installation as the CEO of the Company (and would support his election to that role). Notwithstanding the foregoing, at their meetings, the Reporting Person again reiterated to Mr. Pallack (and again reiterates here) its request for the Company’s New Board to abolish the Section 382 Tax Benefits Preservation Plan instituted by the prior board of directors of the Company on April 3, 2017 (the “Poison Pill”) or to waive the terms of the Poison Pill to permit the Reporting Person to acquire up to 19.9% of the Company’s common stock.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2017

TAR Holdings LLC

By: /s/ Karen Singer

Name: Karen Singer

Title: Member